# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Solid Biosciences Inc., CIK 0001707502
CUSIP: 83422E105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129
Date of event which requires filing of this statement: 03/06/2026
Filed by CIK 0001728056
Persons authorized to receive notices and communications: Bain Capital Life Sciences Inv, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- BCLS SB Investco, LP (CIK 0001728056): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bain Capital Life Sciences Fund II, L.P. (CIK 0001773187): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: subject company funds (SC); sole voting power 0; shared voting power 267,257; sole dispositive power 0; shared dispositive power 267,257; aggregate amount beneficially owned 267,257 (0.3% of the class)
- BCLS II Investco, LP (CIK 0001818893): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), subject company funds (SC); sole voting power 0; shared voting power 8,604,852; sole dispositive power 0; shared dispositive power 8,604,852; aggregate amount beneficially owned 8,604,852 (8.8% of the class)
- BCIP Life Sciences Associates, LP (CIK 0001702921): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: subject company funds (SC); sole voting power 0; shared voting power 32,550; sole dispositive power 0; shared dispositive power 32,550; aggregate amount beneficially owned 32,550 (0.1% of the class)
- BCLS II Equity Opportunities, LP (CIK 0001814474): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 904,160; sole dispositive power 0; shared dispositive power 904,160; aggregate amount beneficially owned 904,160 (1% of the class)
- Bain Capital Life Sciences Opportunities IV, L.P. (CIK 0002015553): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,302,897; sole dispositive power 0; shared dispositive power 5,302,897; aggregate amount beneficially owned 5,302,897 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Solid Biosciences Inc.
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129
Comment: This Amendment No. 11 to Schedule 13D relates to the Common Stock of Solid Biosciences Inc. and amends the initial statement on Schedule 13D filed by BCLS SB Investco, LP on February 1, 2018, as amended by Amendment No. 1 filed on July 30, 2019, Amendment No. 2 filed on December 11, 2020, Amendment No. 3 filed on March 25, 2021, Amendment No. 4 filed on August 18, 2022, Amendment No. 5 filed on October 3, 2022, Amendment No. 6 filed on December 5, 2022, Amendment No. 7 filed on January 10, 2024, Amendment No. 8 filed on January 12, 2024, Amendment No. 9 filed on June 11, 2024 and Amendment No. 10 filed on February 21, 2025 (the "Initial Statement" and, as further amended by this Amendment No. 11, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by BCLS SB Investco, LP, a Delaware limited partnership ("BCLS SB"), Bain Capital Life Sciences Fund II, L.P., a Cayman Islands exempted limited partnership ("BCLS Fund II"), BCLS II Investco, LP, a Delaware limited partnership ("BCLS II Investco"), BCIP Life Sciences Associates, LP, a Delaware limited partnership ("BCIPLS"), BCLS II Equity Opportunities, LP, a Delaware limited partnership "BCLS II Equity"), and Bain Capital Life Sciences Opportunities IV, L.P., a Delaware limited partnership ("BCLS Fund IV Opportunities" and, together with BCLS SB, BCLS Fund II, BCLS II Investco, BCIPLS and BCLS II Equity, the "Reporting Persons").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is the general partner of Bain Capital Life Sciences Partners, LP, a Cayman Islands exempted limited partnership ("BCLSP"), which is the general partner of BCLS SB.

BCLSI is the manager of Bain Capital Life Sciences Investors II, LLC, a Cayman Islands limited liability company ("BCLSI II"), which is the general partner of BCLS Fund II.

BCLS II Investco (GP), LLC, a Delaware limited liability company ("BCLS II Investco GP"), whose managing member is BCLS Fund II, is the general partner of BCLS II Investco.

BCLS II Equity Opportunities GP, LLC, a Delaware limited liability company ("BCLS II Equity GP"), whose manager is BCLS Fund II, is the general partner of BCLS II Equity.

BCLSI is the manager of Bain Capital Life Sciences IV General Partner, LLC, a Delaware limited liability company ("BCLS Fund IV GP"), which is the general partner of Bain Capital Life Sciences Fund IV, L.P., a Delaware limited partnership ("BCLS Fund IV"), which is the sole member of Bain Capital Life Sciences Opportunities IV GP, LLC, a Delaware limited liability company ("BCLS Fund IV Opportunities GP"), which is the general partner of BCLS Fund IV Opportunities.

Boylston Coinvestors, LLC, a Delaware limited liability company ("Boylston" and, together with the Reporting Persons, BCLSI, BCLSP, BCLSI II, BCLS II Investco GP, BCLS II Equity GP, BCLS Fund IV GP, BCLS Fund IV and BCLS Fund IV Opportunities GP, the "Bain Capital Life Sciences Entities"), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 10, 2026, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Residence or business address: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, MA 02116.
Present principal occupation or employment: Each of the Bain Capital Life Sciences Entities is principally engaged in the business of investment in securities.
Criminal convictions in the last five years: During the last five years, none of the Bain Capital Life Sciences Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Bain Capital Life Sciences Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) hereof.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On March 6, 2026, the Issuer entered into a securities purchase agreement (the "March 2026 Securities Purchase Agreement") with certain institutional accredited investors (the "March 2026 PIPE Investors"), pursuant to which the Issuer agreed to issue and sell to the March 2026 PIPE Investors in a private placement an aggregate of 14,973,257 shares of Common Stock, at a price of $5.61 per share, and, to certain investors, pre-funded warrants (the "March 2026 Pre-Funded Warrants") to purchase an aggregate of 27,807,482 shares of Common Stock, at a price of $5.609 per pre-funded warant (the "March 2026 Private Placement"). The March 2026 Private Placement closed on March 9, 2026. BCLS Fund IV Opportunities purchased a March 2026 Pre-Funded Warrant to purchase 5,347,593 shares of Common Stock in the March 2026 Private Placement, for total consideration of $29,994,649.14. BCLS Fund IV Opportunities used its own working capital to acquire the securities.

References to and the description of the March 2026 Securities Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the March 2026 Securities Purchase Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2, 3 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, (i) BCLS SB holds no shares of Common Stock, (ii) BCLS Fund II holds 267,257 shares of Common Stock, (iii) BCLS II Investco holds 3,301,955 shares of Common Stock and a Pre-Funded Warrant to purchase 6,444,170 shares of Common Stock, (iv) BCIPLS holds 32,550 shares of Common Stock, (v) BCLS II Equity holds 904,160 shares of Common Stock and (vi) BCLS Fund IV Opportunities holds a March 2026 Pre-Funded Warrant to purchase 5,347,593 shares of Common Stock. As a result of the Beneficial Ownership Blocker and the March 2026 Beneficial Ownership Blocker, BCLS II Investco and BCLS Fund IV Opportunities are prohibited from exercising the Pre-Funded Warrant and the March 2026 Pre-Funded Warrant to the extent that the Reporting Persons would, after such exercise, collectively beneficially own in excess of 9.99% of the outstanding Common Stock. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding Common Stock, representing 9,808,819 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 77,910,239 shares of Common Stock issued and outstanding as of October 29, 2025, as disclosed by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025, (ii) 14,973,257 shares of Common Stock issued in the March 2026 Private Placement and (iii) 5,302,897 shares of Common Stock to be issued upon the exercise of the Pre-Funded Warrant and/or March 2026 Pre-Funded Warrant held by BCLS II Investco and BCLS Fund IV Opportunities, which reflects the Beneficial Ownership Blocker and the March 2026 Beneficial Ownership Blocker.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) hereof.
Transactions in the class effected during the past sixty days: See Item 3 hereof.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Statement is hereby amended and supplemented to add the following:

Each March 2026 Pre-Funded Warrant is exercisable at any time after its original issuance. The holder of a March 2026 Pre-Funded Warrant is prohibited from exercising the March 2026 Pre-Funded Warrant into Common Stock if, as a result of such exercise, the holder, together with its affiliates and any other persons whose beneficial ownership would be aggregated with the holder's for purposes of Section 13(d) of the Act, would beneficially own more than 9.99% of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Blocker"). The exercise price per share of Common Stock purchasable upon the exercise of the March 2026 Pre-Funded Warrant is $0.001 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, or reclassifications affecting the Common Stock. If a Fundamental Transaction (as defined in the March 2026 Pre-Funded Warrant) occurs while a March 2026 Pre-Funded Warrant is outstanding, then upon any subsequent exercise of the March 2026 Pre-Funded Warrant, the holder thereof has the right to receive the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares of Common Stock then issuable upon exercise in full of the March 2026 Pre-Funded Warrant (without regard to any limitations on exercise). Subject to compliance with applicable securities laws, each March 2026 Pre-Funded Warrant may be transferred or assigned by the holder thereof without the Issuer's consent. Except as otherwise provided in the March 2026 Pre-Funded Warrant or by virture of the holder's ownership of Common Stock, the holder of a March 2026 Pre-Funded Warrant does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the March 2026 Pre-Funded Warrant. The foregoing summary of the March 2026 Pre-Funded Warrant does not purport to be complete and is qualified in its entirety by reference to the form of March 2026 Pre-Funded Warrant, which is filed as an exhibit hereto and incorporated by reference herein.

On March 6, 2026, the Issuer entered into a registration rights agreement (the "March 2026 Registration Rights Agreement") with the March 2026 PIPE Investors, including BCLS Fund IV Opportunities, pursuant to which the Issuer agreed to register for resale the shares of Common Stock issued in the March 2026 Private Placement and the shares of Common Stock issuable upon exercise of the pre-funded warrants issued in the March 2026 Private Placement (collectively, the "March 2026 Registrable Securities"). Under theMarch 2026 Registration Rights Agreement, the Issuer agreed to file a registration statement covering the resale by the March 2026 PIPE Investors of their March 2026 Registrable Securities no later than 30 days following the closing of the March 2026 Private Placement (the "March 2026 Filing Date"). The Issuer agreed to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as reasonably practicable and to keep such registration statement effective until the date all March 2026 Registrable Securities covered by such registration statement have been sold or cease to be registrable securities under the March 2026 Registration Rights Agreement. The foregoing summary of the March 2026 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the March 2026 Registration Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A-11 - March 2026 Securities Purchase Agreement (incorporated by reference from Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2026 (File No. 001-38360))

Exhibit B-11 - Form of March 2026 Pre-Funded Warrant (incorproated by reference from Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2026 (File No. 001-38360))

Exhibit C-11 - March 2026 Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2026 (File No. 001-38360))

Exhibit D-11 Joint Filing Agreement, dated March 10, 2026

## Signatures
- BCLS SB Investco, LP: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (03/10/2026)
- Bain Capital Life Sciences Fund II, L.P.: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (03/10/2026)
- BCLS II Investco, LP: /s/ Adam Kopppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (03/10/2026)
- BCIP Life Sciences Associates, LP: /s/ Adam Koppel, Adam Koppel, Authorized Signatory of Boylston Coinvestors, LLC (03/10/2026)
- BCLS II Equity Opportunities, LP: /s/ Adam Koppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (03/10/2026)
- Bain Capital Life Sciences Opportunities IV, L.P.: /s/ Adam Kpppel, Adam Koppel, Partner of Bain Capital Life Sciences Investors, LLC (03/10/2026)